Cazador Acquisition Corporation Ltd.
(A Development Stage Company)

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report on Form 6-K contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

This report should be read in conjunction with the unaudited consolidated financial statements section that is included in this interim report.

Overview

Cazador Acquisition Corporation Ltd. (“Cazador” or the “Company” ) is an exempted company incorporated on April 20, 2010 in the Cayman Islands with limited liability as a blank check company. We were incorporated for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination (“Business Combination”), with one or more operating businesses or assets, which we refer to throughout the prospectus as our target business or target businesses.

The Company’s efforts in identifying prospective target businesses have not and will not be limited to a particular industry. Instead, the Company focus on various industries and target businesses in emerging markets in Central and Eastern Europe, Latin America and Asia that may provide numerous opportunities for growth. However, the Company may pursue opportunities in other geographical areas. There is no assurance that the Company will be able to successfully effect a Business Combination.

Pursuant to our amended and restated memorandum and articles of association, we have 18 months from the completion of the initial public offering to consummate an initial business combination (or 24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination prior to April 14, 2012).

If the Company fails to consummate a business combination within 18 months of the date of the initial public offering (or 24 months if the Company has entered into a letter of intent or a definitive agreement with respect to an initial business combination prior to April 14, 2012), the Company will compulsorily repurchase within five business days all of the shares held by the public shareholders pursuant to the procedures in the Company’s amended and restated memorandum and articles of association.

Financing History

On October 14, 2010, we closed our initial public offering of 4,600,000 units (including 600,000 units subject to the underwriters’ over-allotment option which were exercised on October 14, 2010). Each unit consists of one ordinary share, par value $0.001, and one warrant. The units were sold at an offering price of $10.00, generating gross proceeds to the Company of $46,000,000. Rodman & Renshaw, LLC and Maxim Group LLC acted as joint book-running managers of the initial public offering. The securities sold in our initial public offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form F-1 (No. 333-169231). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on October 7, 2010. Our units began trading on the Nasdaq Capital Market on October 8, 2010.

Prior to our initial public offering, we sold an aggregate of 4,340,000 warrants to our  sponsor, Cazador Sub Holdings Ltd, in a private placement for a purchase price of $0.50 per warrant, generating total proceeds of $2,170,000.

We paid a total of $1,035,000 in underwriting discounts and commissions, and incurred fees of approximately $590,494 for other costs and expenses related to the initial public offering.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)

After deducting the underwriting discounts and commissions and  our initial public offering expenses, the total net proceeds to us from  our initial public offering and private placement were approximately $ 46,544,606 of which $46,165,000 was deposited into a trust account and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

Results of Operations

For the period from January 1, 2011 to June 30, 2011, we had a net loss of approximately $119,735, which consisted of interest income of $26,420 earned on the Trust Account investment, offset by formation and operating costs of approximately $146,155, which were primarily comprised of professional fees, travel related expenses, and other administrative fees which amounted to approximately $69,945, $13,073, and $63,137, respectively.

Liquidity and Capital Resources

Our liquidity needs are being satisfied to date through receipt of approximately $25,000 from the sale of the sponsor’s ordinary shares. In addition, the Company consummated the initial public offering on October 14, 2010 and received (i) net proceeds of $46.0 million, before deducting underwriting compensation of $1.0 million, and (ii) gross proceeds of $2.2 million from the sale of the sponsor’s warrants.

At June 30, 2011, we had approximately $46,165,000 held in the Trust Account, and cash outside available for working capital expenditures of approximately $164,085. We anticipate using these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to a prospective target business or businesses, as well as legal, accounting and other expenses associated with structuring, negotiating and documenting a Business Combination. We will also incur regular expenses to meet our obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly fee of $7,500 for accounting, legal and operational support, access to support staff, and information technology infrastructure.

We expect to use substantially all of the net proceeds of our initial public offering to acquire one or more target businesses by identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating the initial business combination. To the extent we use our share capital in whole or in part as consideration for an initial business combination, the proceeds held in the trust account (less amounts paid to any public shareholders who properly exercise their shareholder redemption rights and any interest income previously released to us) as well as any other net proceeds not expended prior to that time will be used to finance the operations of the target business or businesses. The funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. The funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

We believe the funds available to us outside of the trust account, together with (i) the interest income earned on the trust account balance that may be released to us to pay any tax obligations and (ii) interest income of up to $2.0 million on the balance of the trust account to be released to us for working capital requirements (so long as we have sufficient funds available to us to pay our tax obligations on such interest income or otherwise then due at that time), will not be sufficient to allow us to operate for the next 10 months (or 16 months if the period is extended to 24 months, pursuant to the relevant provision of our amended and restated memorandum and articles of association, as described in the Overview section above), assuming an initial business combination is not completed during that time, unless either current interest rates increase or we locate an investment which pays a higher interest rate than current interest rates. We expect that our primary liquidity requirements during that period will be less than $1.25 million. Our primary liquidity requirements include, but are not limited to, expenses relating to: (i) due diligence and investigation of a target business or businesses; (ii) transaction structuring, negotiating and documenting an initial business combination; (iii) reporting requirements; (iv) general working capital; and (v) an aggregate of $135,000 for office space, administrative services and support, representing a total of $7,500 per month for up to 18 months (or $180,000 if the period is extended to 24 months, pursuant to the relevant provision of our amended and restated memorandum and articles of association, as described in the Overview section above). There is no guarantee that we will receive up to $2.0 million of interest income, and we anticipate that at the current interest rate of approximately 0.2% per annum, the interest that will accrue on the trust account during the time it will take to identify a target and complete an acquisition will be insufficient to fund our working capital requirements. If our estimate of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, or if interest payments are not available to fund the expenses at the time we incur them, we will seek to raise additional capital, the amount, availability and cost of which is currently unascertainable. Moreover, we may need to obtain additional financing because we may become obligated to redeem for cash a significant number of shares of public shareholders voting against our initial business combination. In any of these events, we would seek such additional capital through loans or additional investments from members of our management team (or our directors or permitted transferees), but such members of our management team (or other persons) are not under any obligation to advance funds to, or invest in, us.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)

We are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. As a Cayman Islands exempted company, we have obtained a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation of us.

Critical Accounting Policies

We have identified the following as our critical accounting policies:

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Held in Trust

Net proceeds from our initial public offering, which amounted to approximately $46.2 million, have been placed in a trust account with Continental Stock Transfer & Trust Company serving as trustee.  The trust proceeds are invested in U.S. Treasury bills with maturity of three months or less and money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act.  As of June 30, 2011 and December 31, 2010, the balance in the trust account was approximately $46.2 million, which includes approximately $40,000 and $14,000, respectively, in interest earned since inception of the trust.

Loss per Common Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.  Diluted loss per share is computed by dividing net loss by the weighted-average number or ordinary shares and dilutive ordinary share equivalents then outstanding.  The weighted average common shares issued and outstanding of 5,750,000 and 3,998,684 for the six month period ended June 30, 2011 and the period from April 20, 2010 (inception) to June 30, 2011, respectively, takes into effect the 1,437,500 ordinary shares that were originally issued to our sponsor, the repurchase of 287,500 of ordinary shares on October 7, 2010 from our sponsor, and the 4,600,000 ordinary shares sold in our initial public offering and outstanding since October 14, 2010. The 9,340,000 warrants related to our initial public offering, the private placement of the sponsor’s warrants and the underwriter’s purchase option are contingently issuable shares and are excluded from the calculation of diluted earnings per share because they have an anti-dilutive effect.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes

There is, at present, no direct taxation in the Cayman Islands and interest, dividends, and gains payable to the Company are received free of all Cayman Islands taxes. The Company is registered as an “exempted company” pursuant to the Cayman Islands Companies Law (as amended). The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property composed in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Cayman Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

As of June 30, 2011, the Company has not commenced operations (other than organizational activities and general corporate matters, our initial public offering, and the active solicitation, investigation and analysis of an acquisition target for an initial business combination) and thus, has no uncertain tax positions.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Other Items

There are no other items to disclose.